Exhibit 99.1

Eco Wave Power Reports Fourth Quarter and Full Year 2021 Financial Results

Advances Projects in Israel and Portugal, Begins Entry to Additional Markets Including the United States

Stockholm, February 28, 2022 –Eco Wave Power Global AB (publ) (Nasdaq: WAVE, Nasdaq First North: ECOWVE) (“Eco Wave Power” or the “Company”), a leading, publicly traded onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity, today announced financial results for the fourth quarter and full year period ended December 31, 2021, and published its year -end report for the year ended December 31, 2021.

“Eco Wave Power enters 2022 poised for rapid and material progress,” commented Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power. “Installation of the floaters at the Port of Jaffa, Israel is underway, and we plan to connect our newest wave energy installation to Israel’s power grid in the coming months. In Portugal, we are advancing our largest and most significant deployment to date, and we expect to materially advance our first megawatt-scale plant during this year. Simultaneously, we have taken important steps to enter new markets, particularly the United States, materially increasing our addressable market and giving us a global presence. Our goal of changing the world, one wave at a time, is increasingly coming into view.”

“Our collaboration with AltaSea at the Port of Los Angeles (“AltaSea”), combined with potential grants and state legislative support in other regions, represent important first steps in the United States,” continued Ms. Braverman. “We have listed our American Depository Shares on the Nasdaq Capital Market, an exchange that positions us with other innovative, global cleantech companies, and we are focused on expanding our presence around the world. We expect 2022 to be our most important year to date, and we are increasingly confident that we are well-positioned to achieve our ambitious goals.”

Three months ended December 31, 2021

●	Operating loss increased to SEK -7.7 million compared to SEK -6.2 million in the same period in 2020 (USD -0.9 million compared to USD -0.7 million, respectively). Research and development expenses amounted to SEK 1.3 million compared to SEK 1.3 million in the same period in 2020 (USD 0.15 million compared to USD 0.15 million, respectively), sales and marketing expenses amounted to SEK 1.5 million compared to SEK 1.0 million in the same period in 2020 (USD 0.17 million compared to USD 0.11 million, respectively). General and administrative expenses amounted to SEK 4.9 million compared to SEK 3.9 million in the same period in 2020 (USD 0.56 million compared to USD 0.43 million, respectively).

●	Net loss for the period decreased to SEK -4.6 million compared to SEK -6.7 million in the same period in 2020 (USD -0.52 million compared to USD -0.75 million, respectively).

●	Loss per share was SEK -0.1 compared to SEK -0.19 in the same period in 2020 (USD -0.01 compared to USD -0.02, respectively).

Year Ended December 31, 2021

●	Revenues of SEK 0.26 million compared to SEK 0 in the same period in 2020 (USD 31 thousand compared to USD 0, respectively) from feasibility study services in Asia. The Company is building out a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions, in addition to the Company’s wave energy conversion (WEC) technology. These services currently include feasibility studies for potential clients of WEC technology.

●	Operating loss increased to SEK -25.7 million compared to SEK -16.7 million in the same period in 2020 (USD -2.99 million compared to USD -1.82 million, respectively). Research and development expenses increased to SEK 5.7 million compared to SEK 3.4 million in the same period in 2020 (USD 0.66 million compared to USD 0.36 million, respectively), sales and marketing expenses amounted to SEK 4.2 million compared to SEK 3.2 million in the same period in 2020 (USD 0.48 million compared to USD 0.35 million, respectively). General and administrative expenses amounted to SEK 15.9 million compared to SEK 10.1 million in the same period in 2020 (USD 1.85 million compared to USD 1.1 million, respectively). General and administrative expenses for the same period in 2020 were reduced by SEK 1.1 million (USD 0.12 million), pertaining to a cost item that was settled at a lower amount than reserved for.

●	Net loss for the period increased to SEK -19.6 million compared to SEK -18.1 million in the same period in 2020 (USD -2.28 million compared to USD -1.97 million, respectively).

●	Loss per share was SEK -0.49 compared to SEK -0.51 in the same period in 2020 (USD -0.06 compared to USD -0.06, respectively).

●	As of December 31, 2021, cash and cash equivalents amounted to SEK 132 million (USD 14.6 million) and shareholders’ equity amounted to SEK 133 million (USD 14.7 million).

●	Total number of outstanding shares amounted to 44,394,844 compared to 35,194,844.

Operational Summary

●	EWP-EDF One Project - On October 4, 2021, Eco Wave Power announced a collaboration agreement with Lesico Ltd. (TASE: LSCO) (“Lesico”) to produce the eight remaining floaters for the EWP-EDF One project in Israel, through its subsidiary EDF EWP One Ltd. Subsequent to the end of the fourth quarter, Eco Wave Power finalized the production of all floaters and supporting structures for the project and four units have been delivered to the Jaffa Port project site in Israel. On January 22, 2022, Eco Wave Power officially completed the grid connection route works for the project. Lesico has more than 52 years of experience in providing engineering and construction, operation and maintenance services for infrastructure projects and is involved in the research and development of clean-tech technologies in the fields of water and desalination.

●	Ms. Braverman visited Queen Mary University of London (“QMUL”) to kickstart a research project titled “Sea Wave Energy Powered Microgrid for Remote Islands and Rural Coasts”. The project is part of the “Energy Catalyst Round 8: clean energy - experimental development” competition, and will be executed in collaboration with QMUL, the Asian Institute of Technology, and the Provincial Electricity Authority of Thailand. A grant budget for this project of 296,787 GBP (approximately $398,702) has been approved by Innovate UK, the UK’s innovation agency, of which Eco Wave Power will receive 103,993 GBP (approximately $139,703) in accordance with its contribution to the project. Eco Wave Power will contribute an additional 44,569 GBP (approximately $59,873) of its own resources as part of the project.

●	Eco Wave Power won first place in the cleantech category at the International Trade Council’s 2021 Go Global Awards. The annual competition celebrates the companies that are driving the economy forward through their innovations, technologies, and strategies, and is judged by a panel of international government trade and investment agencies.

●	Eco Wave Power was selected as one of 21 semi-finalists for the $1 million Ocean Innovation Prize by the Blue Climate Initiative during COP26, the United Nations climate change conference held in October 2021 in Glasgow, Scotland. The Ocean Innovation Prize supports innovations that mitigate climate change through ocean-related strategies.

●	On January 13, 2022, Eco Wave Power and Ocean Power Technologies, Inc. (“OPT”) announced that they are working to utilize their complementary technologies and skills to accelerate wave energy projects pursuant to an agreement previously signed. The companies will work together on several fronts, including knowledge sharing, joint grant submissions, and collaborative assistance in entry to new markets. In addition, joint solutions can be developed utilizing each company’s respective offshore and onshore technologies and leveraging OPT’s offshore engineering and newly acquired robotics capabilities in Eco Wave Power’s applicable projects.

●	On January 19, 2022, Eco Wave Power signed a collaboration agreement with AltaSea. Eco Wave Power plans to implement a pilot program on the AltaSea campus, located in the Port of Los Angeles. Together, Eco Wave and AltaSea will look to secure other locations for future implementation.

Live video webcast Information

Inna Braverman, the Founder and Chief Executive Officer of Eco Wave Power, will discuss the results in a live video webcast at 10 a.m. ET (4 p.m. CET) on Tuesday, March 1, 2022.

Interested parties can access the event through the following Zoom Link: Eco Wave Power Webcast.

A replay will be available on the Company’s website (www.ecowavepower.com) after the conclusion of the live event

For the full year-end report in Swedish kronor (SEK), please click here.

For the full year-end report presented in USD please click here

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North Growth Market and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

Vator Securities is the Company’s Certified Advisor on Nasdaq First North Growth Market (+46 8 580 065 99, ca@vatorsec.se).

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

For additional investor/media inquiries, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Contact:

Allison & Partners

EcoWavePower@allisonpr.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave is using forward-looking statements when it discusses its pipeline and expansion of its presence around the world, plans to connect its newest wave energy installation to Israel’s power grid in the coming months, its collaborations, and its expectation that 2022 will be its most important year to date. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Registration Statement on Form F-1 filed with the SEC, which is available on the on the SEC’s website, www.sec.gov.

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